[Letterhead of Cadwalader, Wickersham & Taft LLP]

April 1, 2010


Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   Banc of America Mortgage Securities, Inc. Registration
      Statement
      on Form S-3 (File No. 333-157917) Filed on March 13, 2009, Pre-Effective Amendment No. 1 Filed on February 4, 2010 and Pre-Effective Amendment No. 2 Filed on March 19, 2010
      -----------------------------------------------------------

Dear Ms. Ravitz:

We are counsel to Banc of America Mortgage Securities, Inc. (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated March 26, 2010 (the "Third Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registrant's Pre-Effective Amendment No. 2 to the Registration Statement. We have discussed the comments contained in the Third Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in Pre-Effective Amendment No. 3 to the Registration Statement ("Amendment No. 3") submitted herewith. Enclosed herewith are four courtesy copies of Amendment No. 3, two of which have been marked to show changes implemented in response to the requests of the Staff in the Third Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in Amendment No. 3 are to the marked version.

General

1. We note your response to prior comment 1 and reissue. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K, or at such other date as the Commission by rule, regulation or Staff interpretation may permit. Finalized

Amanda Ravitz, Esq.
April 1, 2010

      agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either: as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

      The Registrant confirms that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K, or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.

2. We note your response to prior comment 5. Please revise to also state that you will provide disclosure in the prospectus supplement regarding the types of credit enhancement discussed in the base prospectus. Refer to
      Item 1103(a)(3) of Regulation AB.

      The Registrant has added disclosure on page 8 of the Base Prospectus to indicate its intent to provide additional disclosure in the Prospectus Supplement regarding material terms of each applicable type of credit enhancement discussed in the Base Prospectus.

The Mortgage Pool, page S-35

3. We note your response to prior comment 6 and reissue in part. Please clarify whether mortgage loans to be included in the mortgage pools may be 90 days or more delinquent. If so, please revise the table on page S-36 to provide tabular information in 30/31 day buckets. Refer to Items 1111(c) and 1l00(b) of Regulation AB.

      The Registrant has revised the table on page 37 of the Prospectus Supplement to indicate its intent to provide tabular information, in 30/31 day increments, regarding any mortgage loans in the mortgage pool that are 90 days or more delinquent.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc: David Sobul, Esq.